Exhibit 99.1
NEWS RELEASE
UROPLASTY REPORTS FINANCIAL RESULTS FOR THE FIRST QUARTER FY2011
Global Sales increase 7%; U.S. Macroplastique product sales increase 69%
Gross Margin improves to 83%; Operating loss reduced by 33%
Company raises a net of $14.9 million from a public offering subsequent to quarter end Conference call today at 3:30 p.m. CT
MINNEAPOLIS, MN, August 10, 2010 — Uroplasty, Inc. (NASDAQ: UPI), a medical device company that develops, manufactures and markets innovative proprietary products to treat voiding dysfunctions, today reported financial results for the first fiscal quarter ended June 30, 2010. The results were highlighted by a 7% global sales growth driven by a 69% growth in U.S. Macroplastique product sales and the return to overall sales growth in Europe.
“We generated improved financial performance during our fiscal first quarter as our team began the preparations for the relaunch of the Urgent PC system with the January 2011 availability of the new CPT code,” said David Kaysen, President & CEO of Uroplasty, Inc. “While reimbursement rates for the Urgent PC procedure have not yet been established and a specific new CPT code number has not yet been assigned, we continue to expect both to be published in the Federal Register by the Centers for Medical and Medicare Services (CMS) sometime in October or early November 2010. Meanwhile, our sales team continued to generate strong sales growth for Macroplastique products in the U.S., and we increased overall sales in Europe by 3% and in local currency by approximately 10%. In anticipation of increased sales and marketing and working capital requirements resulting from the relaunch, we raised approximately $14.9 million through a public offering after quarter end,” Mr. Kaysen added.
Fiscal First Quarter Results for the Period Ended June 30, 2010
Net sales for the three months ended June 30, 2010 were $3,036,000, an increase of 7% versus $2,826,000 for the same quarter of fiscal 2010. Excluding the translation impact of fluctuations in foreign currency exchange rates, sales increased by approximately 10%.
Sales to customers in the U.S. for the three months ended June 30, 2010 were $1,622,000, an 11% increase, compared to $1,460,000 for the year-ago quarter. Urgent PC sales of $897,000 declined slightly from $1,028,000 for the year-ago quarter. The slight decline in Urgent PC sales was offset by an increase in sales of Macroplastique. Macroplastique sales of $712,000 increased 69% from $421,000 for the year-ago quarter.
Net sales to customers outside of the U.S. for the three months ended June 30, 2010 were $1,413,000, an increase of 3%, compared to $1,366,000 for the same period ending June 30, 2009. Excluding the translation impact of fluctuations in foreign currency exchange rates, sales increased by approximately 10%.

Operating loss for the first fiscal quarter ended June 30, 2010 was $925,000 compared to an operating loss of $1,372,000 for the year-ago quarter. Net loss for the first fiscal quarter ended June 30, 2010 was $929,000, or $0.06 per diluted share, versus a net loss of $1,366,000, or $0.09 per diluted share for the year-ago quarter.
At June 30, 2010, cash and cash equivalents, and short-term investments were $7.3 million, which includes approximately $2.2 million of net proceeds from the exercise of warrants to purchase 886,000 shares of the Company’s common stock. Subsequent to the quarter end, in a public offering of common shares, the Company issued an additional 4.6 million shares at $3.50 per share, for net proceeds of approximately $14.9 million. The proceeds are expected to be used to expand the U.S. sales and marketing organizations to support the Urgent PC business, and for clinical studies, working capital and general corporate purposes. Including the shares offered in the public offering, the company now has 20.5 million common shares outstanding.
“The first component of our plan for relaunch of the Urgent PC system in the U.S. was to raise funds for investing in expanded sales and marketing resources,” continued Mr. Kaysen. “This step was completed in mid July with the public offering of our common shares. Today we have in excess of $20 million of cash and cash equivalents on hand. To educate the market about Urgent PC and the CPT code, we are beginning to implement plans to nearly double our U.S. sales force from the current 16 field reps and four managers to 31 field reps, four field reimbursement specialists and four managers by November.
“If reimbursement rates are adequate, our goal is to capture some portion of the market for patients who cannot tolerate, and discontinue, the drug regimens commonly used to treat symptoms of overactive bladder. We also intend to explore the emerging opportunity in the U.S. to treat fecal incontinence using the Urgent PC. The Urgent PC is already CE-marked for treatment of fecal incontinence and our increased OUS sales during the fiscal first quarter can be partially attributed to increased Urgent PC business in Europe for the treatment of fecal incontinence. In summary, we remain quite excited about the opportunities ahead for our company, and are focused on executing plans that fully capitalize on those opportunities,” Mr. Kaysen concluded.
Conference Call
Uroplasty will host an audio conference call today at 3:30 pm Central, 4:30 pm Eastern, to review the financial results for the first fiscal quarter ended June 30, 2010. David Kaysen, President and Chief Executive Officer and Medi Jiwani, Vice President, Chief Financial Officer and Treasurer will host the call. Individuals wishing to participate in the conference call should dial 888-549-7750. An audio replay will be available for 30 days following the call at 800-406-7325 (domestic) or 303-590-3030 (international), with the passcode 4337016#.
About Uroplasty, Inc.
Uroplasty, Inc., headquartered in Minnetonka, Minnesota, with wholly-owned subsidiaries in The Netherlands and the United Kingdom, is a medical device company that develops, manufactures and markets innovative proprietary products for the treatment of voiding dysfunctions. Our focus is the continued commercialization of our Urgent PC system, which we believe is the only FDA-approved minimally invasive nerve stimulation device designed for office-based treatment of urinary urgency, urinary frequency and urge incontinence — symptoms often associated with overactive bladder.

We also offer Macroplastique Implants, an injectable urethral bulking agent for the treatment of adult female stress urinary incontinence primarily due to intrinsic sphincter deficiency. For more information on the company and its products, please visit Uroplasty, Inc. at www.uroplasty.com.
Forward-Looking Information
This press release contains forward-looking statements, that reflect our best estimates regarding future events and financial performance. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from our anticipated results. We discuss in detail the factors that may affect the achievement of our forward-looking statements in our Annual Report on Form 10-K filed with the SEC. In particular, we cannot be certain that the CPT Code for the PTNS procedures in which Urgent PC is used will be timely published, that the rate of reimbursement for such procedures will be adequate to justify the cost of our product, that the amount and rate at which we apply funds to expand our sales force will be justified by increased sales, that larger competitors will not introduce products or pharmaceuticals that target the portion of the market for which Urgent PC is designed, that sales of our Macroplastique product will continue to increase, that percutaneous nerve stimulation will ever be an accepted, and FDA cleared, procedure for the treatment of fecal incontinence, or that if it is, it will be reimbursed by private and governmental payers, or that any of the other risks identified in our 10-K will not adversely effect our expectations as described in these forward-looking statements .
For Further Information:

Uroplasty, Inc. David Kaysen, President and CEO, or Medi Jiwani, Vice President, CFO, and Treasurer 952.426.6140	EVC Group Doug Sherk (Investors) 415.896.6820 Chris Gale (Media) 646.201.5431

UROPLASTY, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	Three Months Ended
	June 30,
	2010	2009

Net sales	$3,035,499	$2,825,929
Cost of goods sold	510,696	551,970

Gross profit	2,524,803	2,273,959

Operating expenses
General and administrative	850,317	848,551
Research and development	400,629	527,815
Selling and marketing	1,988,526	2,057,288
Amortization	210,768	211,813

	3,450,240	3,645,467

Operating loss	(925,437)	(1,371,508)

Other income (expense)
Interest income	13,628	31,399
Interest expense	(1,947)	(7,907)
Foreign currency exchange gain (loss)	1,790	(7,330)
Other, net	(192)	(2,183)

	13,279	13,979

Loss before income taxes	(912,158)	(1,357,529)

Income tax expense	17,150	8,245

Net loss	$(929,308)	$(1,365,774)

Basic and diluted loss per common share	$(0.06)	$(0.09)

Weighted average common shares outstanding:
Basic and diluted	15,307,000	14,937,771

UROPLASTY, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)

	June 30, 2010	March 31, 2010

Assets
Current assets:
Cash and cash equivalents & short-term investments	$7,308,781	$5,811,269
Accounts receivable, net	1,218,573	1,287,440
Inventories	448,589	341,497
Income tax receivable	—	23,820
Other	333,389	237,321

Total current assets	9,309,332	7,701,347

Property, plant, and equipment, net	1,134,454	1,230,771
Intangible assets, net	2,322,328	2,533,095
Deferred tax assets	100,530	108,530

Total assets	$12,866,644	$11,573,743

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$571,531	$485,594
Current portion — deferred rent	35,000	35,000
Income tax payable	14,963	10,000
Accrued liabilities:
Compensation	786,962	903,057
Other	304,818	212,028

Total current liabilities	1,713,274	1,645,679

Deferred rent — less current portion	103,693	112,500
Accrued pension liability	590,705	601,037

Total liabilities	2,407,672	2,359,216

Total shareholders’ equity	10,458,972	9,214,527

Total liabilities and shareholders’ equity	$12,866,644	$11,573,743

UROPLASTY, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Three Months Ended
	June 30,
	2010	2009
Cash flows from operating activities:
Net loss	$(929,308)	$(1,365,774)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	284,053	284,040
Loss on disposal of equipment	192	2,186
Share-based consulting expense	6,664	—
Share-based compensation expense	69,603	172,649
Deferred income taxes	(2,147)	(969)
Deferred rent	(8,750)	(8,750)
Changes in operating assets and liabilities:
Accounts receivable	18,935	(54,213)
Inventories	(127,155)	30,618
Other current assets and income tax receivable	(76,681)	(106,949)
Accounts payable	90,699	(87,783)
Accrued liabilities	(9,192)	(414,828)
Accrued pension liability, net and income tax payable	39,837	35,291

Net cash used in operating activities	(643,250)	(1,514,482)

Cash flows from investing activities:
Proceeds from sale of short-term investments	500,000	—
Purchase of short-term investments	(3,000,000)	(1,000,000)
Purchases of property, plant and equipment	(40,519)	(16,487)

Net cash used in investing activities	(2,540,519)	(1,016,487)

Cash flows from financing activities:
Proceeds from warrant and option exercise	2,211,250	—

Net cash provided by financing activities	2,211,250	—

Effect of exchange rates on cash and cash equivalents	(29,969)	18,319

Net decrease in cash and cash equivalents	(1,002,488)	(2,512,650)

Cash and cash equivalents at beginning of period	2,311,269	3,276,299

Cash and cash equivalents at end of period	$1,308,781	$763,649

Supplemental disclosure of cash flow information:
Cash received(paid) during the period for income taxes	$8,034	$(7,908)

Non-GAAP Financial Measures: The following table reconciles our operating loss calculated in accordance with accounting principles generally accepted in the U.S. (GAAP) to non-GAAP financial measures that exclude non-cash charges for share-based compensation, and depreciation and amortization expenses from gross profit, operating expenses and operating loss. The non-GAAP financial measures used by management and disclosed by us are not a substitute for, or superior to, financial measures and consolidated financial results calculated in accordance with GAAP, and you should carefully evaluate our reconciliations to non-GAAP. We may calculate our non-GAAP financial measures differently from similarly titled measures used by other companies. Therefore, our non-GAAP financial measures may not be comparable to those used by other companies. We have described the reconciliations of each of our non-GAAP financial measures described above to the most directly comparable GAAP financial measures.
We use these non-GAAP financial measures, and in particular non-GAAP operating loss, for internal managerial purposes and incentive compensation for senior management because we believe such measures are one important indicator of the strength and the operating performance of our business. Analysts and investors frequently ask us for this information. We believe that they use such measures to evaluate the overall operating performance of companies in our industry, including as a means of comparing period-to-period results and as a means of evaluating our results with those of other companies.
Our non-GAAP operating loss during the three months ended June 30, 2010 and 2009 was approximately $565,000 and $915,000, respectively. The decline in the non-GAAP operating loss is attributed primarily to an increase in sales and gross margin rate.

	Three Months Ended
	June 30,
	2010	2009
Gross Profit
GAAP gross profit	$2,524,803	$2,273,959
% of sales	83%	80%
Share-based compensation	4,484	13,544
Depreciation expense	15,698	14,150

Non-GAAP gross profit	2,544,985	2,301,653

Operating Expenses
GAAP operating expenses	3,450,240	3,645,467
Share-based compensation	71,783	159,105
Depreciation expense	57,587	58,077
Amortization expense	210,768	211,813

Non-GAAP operating expenses	3,110,102	3,216,472

Operating Loss
GAAP operating loss	(925,437)	(1,371,508)
Share-based compensation	76,267	172,649
Depreciation expense	73,285	72,227
Amortization expense	210,768	211,813

Non-GAAP operating loss	$(565,117)	$(914,819)